UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-38766

MMTEC, INC.

(Translation of registrant’s name into English)

Room 2302, 23rd Floor

FWD Financial Center

308 Des Voeux Road Central

Sheung Wan, Hong Kong

Tel: + 852 36908356

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On November 22, 2023, MMTec, Inc., a British Virgin Islands company (“MMTec” or the “Company”), entered into an Equity Acquisition Agreement (the “Purchase Agreement”) with Burgeon Capital Inc, a British Virgin Islands company (“BCI” and together with MMTEC, the “Sellers”), FLJ Group Limited, a Cayman Islands company (the “Buyer” or “FLJ”), and Alpha Mind Technology Limited, a British Virgin Islands company (“Target” or “Alpha Mind”). Pursuant to the Purchase Agreement, the Sellers agreed to sell, and FLJ agreed to purchase, all of Target’s issued and outstanding ordinary shares for the aggregate purchase price of $180,000,000 (the “Purchase Price”). At closing, FLJ would provide the Sellers with promissory notes for the Purchase Price less certain adjustments as set forth in the Purchase Agreement. The promissory notes would have a maturity of 90 days and would be secured by all of the issued and outstanding equity of Alpha Mind as well as all of the assets of Alpha Mind and its subsidiaries.

The Purchase Agreement contains representations, warranties, covenants and closing conditions of each of the parties thereto that are customary for transactions of this type. Under the Purchase Agreement, the closing of the transaction must occur within two business days after the closing conditions have been satisfied; provided, that if the closing does not occur within 120 days following the date of the Purchase Agreement, then either party can terminate the Purchase Agreement.

For one year following the closing, MMTEC would be prohibited from engaging in any insurance business which is or is likely to be in competition with the Target Company and any of its subsidiaries. Likewise, for one year following closing, MMTEC would be prohibited from soliciting any person that is or has within twenty-four months prior to the closing been a client or customer of the Target Company or any of its subsidiaries.

The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the full text of the Purchase Agreement, a copy of which is filed as Exhibit 10.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Equity Acquisition Agreement, dated November 22, 2023, by and among MMTEC, Inc., Burgeon Capital Inc, FLJ Group Limited, and Alpha Mind Technology Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

MMTEC, INC.

By:	/s/ Min Kong
Min Kong, Chief Financial Officer

Date: November 22, 2023

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